PADL HOLDINGS INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: APRIL 15, 2022

PADL HOLDINGS INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of PADL HOLDINGS INC.,

478 BAY LN

KEY BISCAYNE, FL 33149

I have audited the accompanying consolidated financial statements of PADL HOLDINGS INC., which comprise the consolidated Balance Sheet as of December 31, 2021, and the related consolidated Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of PADL HOLDINGS INC. as of December 31, 2021, and the results of its consolidated operations and consolidated cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.



04/15/2022

PADL HOLDINGS INC.

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	98,084
Accounts receivable		3,496
Inventories		63,457
Total current assets		165,037
Property plant & Equipment:		358,128
Less: accumulated depreciation		(21,215)
Total Fixed Assets		336,913
Intangible assets:		
Platforms		227,050
Patents & Trademarks		52,672
Less: accumulated amortization		(64,813)
Total intangible assets		214,909
Non-current assets:		
Security deposits		1,500
Total non-current assets		1,500
Total Assets	$	**718,359**
Liabilities & Stockholders' Equity (deficit)		
Current liabilities:		
Accounts Payable	$	29,881
Credit Cards		12,210
Sales tax payable		3,997
Total current liabilities		46,088
Non-current Liabilities:		
Convertible promissory notes		1,117,840
Accrued interest- Convertible promissory notes		2,887
Total non-current liabilities		1,120,727
Total Liabilities:	$	**1,166,815**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 12,000,000 shares authorized, 7,500,000 shares issued and outstanding as of December 31, 2021		750
Preferred stock, $0.0001 par value, 2,500,000 shares authorized, 2,500,000 shares issued and outstanding as of December 31, 2021		250
Distributions		(7,175)
Additional paid-in capital		189,824
Accumulated Profits (losses)		(112,591)
Net income (loss)		(519,514)
Total Stockholders' equity (deficit):		**(448,456)**
Total Liabilities and Stockholders' equity	$	**718,359**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Income from rentals and membership fees	$	118,981
Less: Refunds		(8,392)
Total revenues, net		**110,589**
Cost of Sales		38,521
Gross Profit		**72,068**
Expenses:		
Salaries, benefits, and payroll taxes		195,525
General and administrative		30,946
Merchant fees		5,724
Automobile expenses		8,663
IT software & consumables		13,829
Insurance		3,023
Legal & Professional Services		87,311
Advertising & Marketing		53,210
Travel		3,587
Meals & Entertainment		4,398
Freight & Courier		5,892
Office supplies and other expenses		12,167
Bank Charges & Fees		889
Depreciation		37,542
Research and development		66,796
Restoration costs		16,383
Loss on inventory write-off		46,398
Total Expenses		592,283
Income from operations (loss)		**(520,215)**
Other Income (Expenses):		
Interest expenses		(3,999)
Other Income (expenses)		4,700
Total Other Income (expenses)		701
Net income (loss) for the year		**(519,514)**

The accompanying notes are an integral part of these consolidated financial statements

PADL HOLDINGS INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

The accompanying notes are an integral part of these consolidated financial statements

($)	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital	Distributions	Retained earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2020	**-**	**-**	**-**	**-**	**175,968**	**(7,175)**	**(112,591)**	**56,202**
Issuance of Common stock	7,500,000	750	-	-	(750)	-	-	**-**
Issuance of Preferred stock	-	-	2,500,000	250	(250)	-	-	**-**
Paid-in capital	-	-	-	-	14,856	-	-	**14,856**
Net income (loss)	-	-	-	-	-	-	(519,514)	**(519,514)**
Ending Balance, December 31, 2021	**7,500,000**	**750**	**2,500,000**	**250**	**189,824**	**(7,175)**	**(632,105)**	**(448,456)**

The accompanying notes are an integral part of these consolidated financial statements

PADL HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net loss	$	(519,514)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation & Amortization		37,542
Changes in:		
Inventories		(62,257)
Security deposits		(1,500)
Accounts Receivable		(3,131)
Accounts payable		(5,553)
Credit Cards		(34,994)
Sales tax payable		3,479
Accrued Interest- convertible notes		2,887
Net cash provided (used) by operating activities		**(583,041)**
Cash flow From Investing Activities:		
Acquisition of property, plant and Equipment		(240,109)
Acquisition of intangible assets		(1,116)
Net cash provided (used) by investing activities		**(241,225)**
Cash flow from Financing Activities		
Issuance of convertible promissory notes		902,360
Stockholders' distributions		-
Stockholders' contributions		14,856
Net cash provided (used) by financing activities		**917,216**
Increase (decrease) in Cash		92,950
Cash, beginning of year		5,134
Cash, end of year	$	**98,084**

The accompanying notes are an integral part of these consolidated financial statements.

PADL HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

PADL HOLDINGS INC. ('the Company'), is a Delaware Corporation formed on September 10, 2021. The Company was initially organized as a limited liability company in Florida on April 27, 2017, under the name 'FAK HOLDINGS LLC' and subsequently changed its name to 'PADL HOLDINGS LLC' on July 22, 2019, before eventually converting to a corporation in Florida under the name 'PADL HOLDINGS INC.' on June 21, 2021.

The Company fully owns PADL LLC and FAK WEBSITES LLC; two Florida-based limited liability companies formed on August 18, 2017. PADL LLC functions as the operating arm of the Company and is a paddle board rental company powered by hardware, software, mobile apps, and near field communication protocols. The Company's system allows users to download the PADL app from the app store, find the closest PADL vendor location, rent a paddle board, and automatically pay for the rental time and end users use their mobile applications to unlock paddle boards from customized hardware.

As of August 31, 2021, FAK WEBSITES LLC was closed by the Company's Management.

Basis for Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of PADL HOLDINGS, INC. and its wholly owned subsidiaries. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiaries into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has

identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $632,105 as of December 31, 2021). Additionally, the Company had a stockholders' deficit balance of $448,456.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 15, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its services, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based

on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary and that there is no significant risk that material uncollectible accounts will exist at the end of each year.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. PPE consists of costs related to stations that are spread over various locations, molds, tools, and equipment for which the useful life was determined as ten (10) years.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of costs that were incurred to build and develop the Company's platform as well as costs which relate

to patent filing fees and legal patent prosecution fees in connection with internally developed issued and pending patents.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2021.

Convertible promissory notes

During 2021, the Company issued $902,360 in a series of unsecured convertible promissory notes (collectively, the "Notes") issued to all purchasers with substantially similar terms (the "Financing"). Pursuant to the terms of the Financing, the Company offered Notes to third parties who are "accredited investors," as that term is defined in Rule 501(a) of Regulation D promulgated under the Act. The Notes will automatically mature and the entire outstanding principal amount, together with accrued interest, will become due and payable upon date that is the earlier of: (a)

upon demand for repayment made to the Company by the Holder any time on or after the maturity date which occurs during 2024; or (b) an Event of Default.

If the Company issues and sells shares of capital stock ("Equity Securities") in a financing transaction that results in gross proceeds to the Company of at least $5,000,000, which gross proceeds do not include conversion of the Notes (or any other convertible securities) in the Financing (a "Qualified Financing"), the then outstanding principal and accrued interest of the Notes (the "Conversion Amount") will automatically be converted into fully paid and nonassessable shares of the kind of Equity Securities issued and sold in such Qualified Financing, at the initial closing of such Qualified Financing, at a rate of conversion equal to the lesser of (i) 0.80 multiplied by the price per share paid for such Equity Securities by investors in the Qualified Financing or (ii) the price per Equity Security equal to the quotient obtained by dividing (x) $5,000,000 by (y) all outstanding equity securities of the Company (determined on a fully diluted basis) immediately prior to conversion of all Notes and any other outstanding convertible securities (including outstanding options or warrants granted or reserved for issuance prior to conversion of the Notes), exclusive of any discounts or other conversion subsidies and excluding the Notes or any securities issued upon conversion thereof from the calculation of the price per Equity Security (the "Conversion Price"). The number of Equity Securities to be issued to the Holder upon a Qualified Financing will be equal to the quotient obtained by dividing the Conversion Amount by the Conversion Price, rounded down to the nearest whole number. The Equity Securities issued to the Holder upon conversion of the Notes in accordance with a Qualified Financing will have the same rights, preferences and privileges as the Equity Securities issued to investors in the Qualified Financing and the Holder shall have the same rights, preferences and privileges as the subscribers for such Equity Securities; provided, however, that, unless otherwise approved by the Board of Directors of the Company (the "Board"), the per share liquidation preference will equal the Conversion Price and the price based anti-dilution protection and dividend rights will be based on the Conversion Price.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Income taxes

The Company was taxed as a partnership as of December 31, 2020. Under the relevant tax provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in

2017 through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company converted to a Corporation on September 10, 2021 and is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and to franchise tax filing requirements in the State of Delaware.

Equity

The Company converted to a Corporation on September 10, 2021. Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is twelve million (12,000,000) shares at a par value $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is two million five hundred thousand (2,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 7,500,000.

Preferred Stock

As of December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was 2,500,000.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Other matters

During November 2021, the Company suffered a loss due to an accidental fire which occurred at one of its locations and no insurance policy was in place to cover these losses. In connection to these damages, the Company recorded a loss on inventory write-off in the amount of $46,398. Additionally, the Company incurred $16,383 in restoration costs.

Subsequent events

The Company evaluated subsequent events through March 15, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.